Special Shareholders Meeting of SaverOne 2014 Ltd.

Date: August 18, 2022
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To elect Sharon Schreiber as an external director for a three-year term ending August 18, 2025	☐	☐	☐
	Yes	**No**	
1A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐	

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________ Please Sign Here   _______________ Please Date Above

_______________ Please Sign Here   _______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special Shareholders Meeting SaverOne 2014 Ltd. to be held August 18, 2022 For Holders as of July 15, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT August 11, 2022.

PROXY TABULATOR FOR
SAVERONE 2014 LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SaverOne 2014 Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on August 11, 2022)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **July 15, 2022**, at the Company's **Special Shareholders Meeting to be held on August 18, 2022, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SaverOne 2014 Ltd.
P.O. Box 8016
CARY, NC 27512-9903